FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2005

Commission File Number: 333-13580

Teléfonos de México, S.A. de C.V. (Exact Name of the Registrant as Specified in the Charter)
Telephones of Mexico (Translation of Registrant's Name into English)
Parque Vía 190 Colonia Cuauhtémoc México City 06599, México, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö .....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö ..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TELÉFONOS DE MÉXICO, S.A. DE C.V.

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2005

 I N D E X

FS-01 CONSOLIDATED BALANCE SHEETS, AT SEPTEMBER 30, 2005 & 2004

FS-02 CONSOLIDATED BALANCE SHEETS - BREAKDOWN OF MAIN CONCEPTS -

FS-03 CONSOLIDATED BALANCE SHEETS - OTHER CONCEPTS -

FS-04 CONSOLIDATED STATEMENTS OF INCOME FROM JULY 01 TO SEPTEMBER 30, 2005 & 2004

FS-05 CONSOLIDATED STATEMENTS OF INCOME - BREAKDOWN OF MAIN CONCEPTS -

FS-06 CONSOLIDATED STATEMENTS OF INCOME - OTHER CONCEPTS -

FS-07 CONSOLIDATED STATEMENTS OF INCOME FROM JULY 01 TO SEPTEMBER 30, 2005 & 2004

FS-08 CONSOLIDATED STATEMENTS OF INCOME, FOURTH QUARTER - BREAKDOWN OF MAIN CONCEPTS -

FS-09 CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION FROM JULY 01 TO SEPTEMBER 30, 2005 & 2004

FS-10 CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION - BREAKDOWN OF MAIN CONCEPTS -

FI-01 RATIOS - CONSOLIDATED INFORMATION

FI-02 DATA PER SHARE - CONSOLIDATED INFORMATION

ANNEX 1.- CHIEF EXECUTIVE OFFICER REPORT

ANNEX 2.- NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ANNEX 3.- SHARE INVESTMENTS

ANNEX 5.- CREDITS BREAKDOWN

ANNEX 6.- FOREING EXCHANGE MONETARY POSITION

ANNEX 7.- CALCULATION OF MONETARY POSITION

ANNEX 8.- BONDS AND/OR MEDIUM-TERM NOTES LISTED IN STOCK MARKET

ANNEX 9.- PLANTS, - COMMERCIAL, DISTRIBUTION AND/OR SERVICE CENTERS-

ANNEX 10.- RAW MATERIALS

ANNEX 11.- DOMESTIC SALES - MAIN SERVICES -

ANNEX 11b.- FOREIGN SALES - MAIN SERVICES -

ANNEX 13.- PROJECT INFORMATION

ANNEX 14.- TRANSACTIONS IN FOREIGN CURRENCY AND EXCHANGE OF FINANCIAL STATEMENTS FROM FOREIGN OPERATIONS

INTEGRATION OF PAID CAPITAL STOCK

GENERAL INFORMATION

BOARD OF DIRECTORS

DECLARATION BY THE COMPANY'S OFFICERS THAT ARE RESPONSIBLE FOR THE INFORMATION

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED BALANCE SHEETS

AT SEPTEMBER 30, 2005 & 2004

(Thousand Pesos)

Final printing

---

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
1	TOTAL ASSETS	256,871,344	100	256,754,694	100

2	CURRENT ASSETS	62,312,581	24	65,147,146	25
3	CASH AND SHORT-TERM INVESTMENTS	27,407,850	11	20,030,220	8
4	ACCOUNTS RECEIVABLE, NET	24,858,456	10	24,423,801	10
5	OTHER ACCOUNTS RECEIVABLE, NET	7,378,846	3	9,840,272	4
6	INVENTORIES	900,036	0	1,160,632	0
7	OTHER CURRENT ASSETS	1,767,393	1	9,692,221	4
8	LONG - TERM	906,709	0	1,194,991	0
9	ACCOUNTS RECEIVABLE, NET	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND AFFILIATES NON-CONSOLIDATED	899,951	0	807,894	0
11	OTHER INVESTMENTS	6,758	0	387,097	0
12	PLANT, PROPERTY AND EQUIPMENT, NET	150,586,108	59	152,250,874	59
13	PROPERTY	0	0	0	0
14	MACHINERY AND INDUSTRIAL EQUIPMENT	426,123,671	166	418,691,384	163
15	OTHER EQUIPMENTS	0	0	0	0
16	ACCUMULATED DEPRECIATION	283,788,450	110	271,824,389	106
17	CONSTRUCTIONS IN PROGRESS	8,250,887	3	5,383,879	2
18	DEFERRED ASSETS, NET	17,579,104	7	10,299,402	4
19	OTHER ASSETS	25,486,842	10	27,862,281	11

20	TOTAL LIABILITIES	141,917,127	100	158,289,739	100

21	CURRENT LIABILITIES	48,335,973	34	55,284,500	35
22	SUPPLIERS	0	0	0	0
23	BANK LOANS	3,573,543	3	10,795,310	7
24	STOCK MARKET LOANS	12,613,422	9	880,855	1
25	TAXES PAYABLE	2,780,023	2	6,043,984	4
26	OTHER CURRENT LIABILITIES	29,368,985	21	37,564,351	24
27	LONG - TERM LIABILITIES	75,940,300	54	79,974,347	51
28	BANK LOANS	39,504,175	28	43,572,755	28
29	STOCK MARKET LOANS	36,436,125	26	36,401,592	23
30	OTHER LOANS	0	0	0	0
31	DEFERRED CREDITS	15,651,414	11	21,421,646	14
32	OTHER LIABILITIES	1,989,440	1	1,609,246	1

33	CONSOLIDATED STOCKHOLDERS' EQUITY	114,954,217	100	98,464,955	100

34	MINORITY INTEREST	12,326,403	11	8,886,266	9
35	MAJORITY INTEREST	102,627,814	89	89,578,689	91
36	CONTRIBUTED CAPITAL	46,648,610	41	48,434,712	49
37	CAPITAL STOCK (NOMINAL)	281,757	0	298,281	0
38	RESTATEMENT OF CAPITAL STOCK	27,273,613	24	29,043,191	29
39	PREMIUM ON SALES OF SHARES	19,093,240	17	19,093,240	19
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	CAPITAL INCREASE (DECREASE)	55,979,204	49	41,143,977	42
42	RETAINED EARNINGS AND CAPITAL RESERVE	102,048,135	89	90,614,196	92
43	RESERVE FOR REPURCHASE OF OWN SHARES	0	0	0	0
44	EXCESS (SHORTFALL) FROM RESTATEMENT OF STOCKHOLDERS' EQUITY	(65,904,349)	(57)	(66,850,367)	(68)
45	NET INCOME	19,835,418	17	17,380,148	18

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED BALANCE SHEETS

- BREAKDOWN OF MAIN CONCEPTS -

(Thousand Pesos)

Final printing

---

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
3	CASH AND SHORT- TERM INVESTMENTS	27,407,850	100	20,030,220	100
46	CASH	1,513,979	6	1,556,558	8
47	SHORT-TERM INVESTMENTS	25,893,871	94	18,473,662	92

18	DEFERRED ASSETS, NET	17,579,104	100	10,299,402	100
48	AMORTIZED OR REDEEMED EXPENSES	4,467,326	25	1,584,876	15
49	GOODWILL	7,258,081	41	4,061,305	39
50	DEFERRED TAXES	5,853,697	33	4,653,221	45
51	OTHERS	0	0	0	0

21	CURRENT LIABILITIES	48,335,973	100	55,284,500	100
52	FOREIGN CURRENCY LIABILITIES	16,186,965	33	9,966,270	18
53	MEXICAN PESOS LIABILITIES	32,149,008	67	45,318,230	82

24	STOCK MARKET SHORT-TERM SECURITIES	12,613,422	100	880,855	100
54	COMMERCIAL PAPER	0	0	0	0
55	MEDIUM-TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF SECURITIES	12,613,422	100	880,855	100

26	OTHER CURRENT LIABILITIES	29,368,985	100	37,564,351	100
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	29,368,985	100	37,564,351	100

27	LONG - TERM LIABILITIES	75,940,300	100	79,974,347	100
59	FOREIGN CURRENCY LIABILITIES	68,040,300	90	72,616,617	91
60	MEXICAN PESOS LIABILITIES	7,900,000	10	7,357,730	9

29	STOCK MARKET LONG-TERM SECURITIES	36,436,125	100	36,401,592	100
61	BONDS	36,436,125	100	36,401,592	100
62	MEDIUM-TERM NOTES	0	0	0	0

	OTHER LOANS	0	100	0	100
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0

31	DEFERRED CREDITS	15,651,414	100	21,421,646	100
65	GOODWILL	0	0	0	0
66	DEFERRED TAXES	15,651,414	100	21,421,646	100
67	OTHERS	0	0	0	0

32	OTHER LIABILITIES	1,989,440	100	1,609,246	100
68	RESERVES	1,989,440	100	1,609,246	100
69	OTHERS LIABILITIES	0	0	0	0

44	EXCESS (SHORTFALL) FROM RESTATEMENTS OF STOCKHOLDERS' EQUITY	(65,904,349)	100	(66,850,367)	100
70	ACCUMULATED MONETARY POSITION INCOME	(13,839,081)	(21)	(13,839,081)	(21)
71	RESULT FROM HOLDING NON-MONETARY ASSETS	(52,065,268)	(79)	(53,011,286)	(79)

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED BALANCE SHEETS

- OTHER CONCEPTS -

(Thousand Pesos)

Final printing

---

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
72	WORKING CAPITAL	13,976,608	9,862,646
73	PENSIONS FUND AND SENIORITY PREMIUMS	1,989,440	1,609,246
74	EXECUTIVES (*)	127	124
75	EMPLOYEES (*)	27,590	22,858
76	WORKERS (*)	51,301	52,047
77	OUTSTANDING SHARES (*)	22,540,581,570	23,862,469,708
78	REPURCHASE OF OWN SHARES (*)	1,088,322,740	1,138,325,200

(*)	THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- FROM JULY 01 TO SEPTEMBER 30, 2005 & 2004 -

(Thousand Pesos)

Final printing

---

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
1	OPERATING REVENUES	121,705,607	100	100,720,764	100
2	COST OF SALES AND SERVICES	65,588,370	54	53,320,078	53
3	GROSS INCOME	56,117,237	46	47,400,686	47
4	OPERATING COSTS	20,499,835	17	15,543,931	15
5	OPERATING INCOME	35,617,402	29	31,856,755	32
6	COMPREHENSIVE FINANCING COST	3,296,757	3	1,722,238	2
7	INCOME AFTER COMPREHENSIVE FINANCING COST	32,320,645	27	30,134,517	30
8	OTHER FINANCIAL OPERATIONS	0	0	0	0
9	INCOME BEFORE INCOME TAX AND EMPLOYEE PROFIT SHARING	32,320,645	27	30,134,517	30
10	PROVISIONS FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	11,685,924	10	12,652,542	13
11	INCOME AFTER INCOME TAX AND EMPLYEE PROFIT SHARING	20,634,721	17	17,481,975	17
12	EQUITY IN RESULTS OF SUBSIDIARIES AND AFFILIATES	(59,584)	0	(77,702)	0
13	INCOME FROM CONTINUOUS OPERATIONS	20,575,137	17	17,404,273	17
14	INCOME FROM DISCONTINUOUS OPERATIONS, NET	0	0	0	0
15	NET INCOME BEFORE EXTRAORDINARY ITEMS	20,575,137	17	17,404,273	17
16	EXTRAORDINARY ITEMS NET EXPENDITURES (REVENUES)	0	0	0	0
17	NET EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	NET INCOME	20,575,137	17	17,404,273	17
19	MINORITY INTEREST	739,719	1	24,125	0
20	MAJORITY INTEREST	19,835,418	16	17,380,148	17

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- BREAKDOWN OF MAIN CONCEPTS -

(Thousand Pesos)

Final printing

---

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
1	OPERATING REVENUES	121,705,607	100	100,720,764	100
21	DOMESTIC	89,239,337	73	91,533,269	91
22	FOREIGN	32,466,270	27	9,187,495	9
23	TRANSLATION INTO DOLLARS (***)	2,992,421	2	776,968	1

6	COMPREHENSIVE FINANCING COST	3,296,757	100	1,722,238	100
24	INTEREST EXPENSE	5,795,655	176	4,580,313	266
25	EXCHANGE LOSS	1,733,202	53	444,356	26
26	INTEREST INCOME	3,126,715	95	1,772,279	103
27	EXCHANGE GAIN	0	0	0	0
28	INCOME DUE TO MONETARY POSITION	(1,105,385)	(34)	(1,530,152)	(89)
42	RESTATEMENT OF UDIS'S LOSS	0	0	0	0
43	RESTATEMENT OF UDIS'S PROFIT	0	0	0	0

8	OTHER FINANCIAL OPERATIONS	0	100	0	100
29	OTHER INCOME AND EXPENSES, NET	0	0	0	0
30	LOSS (PROFIT) ON SALE OF OWN SHARES	0	0	0	0
31	LOSS (PROFIT) ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0

10	PROVISION FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	11,685,924	100	12,652,542	100
32	INCOME TAX	11,540,430	99	11,094,729	88
33	DEFERRED INCOME TAX	(2,104,808)	(18)	(498,530)	(4)
34	EMPLOYEE PROFIT SHARING	2,250,302	19	2,056,343	16
35	DEFERRED EMPLOYEE PROFIT SHARING	0	0	0	0

(***)	THOUSAND DOLLARS

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- OTHER CONCEPTS -

(Thousand Pesos)

Final printing

---

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
36	TOTAL REVENUES	121,705,606	100,720,763
37	NET INCOME	0	0
38	OPERATING REVENUES (**)	163,548,029	133,545,967
39	OPERATING INCOME (**)	48,211,078	43,125,589
40	NET INCOME OF MAJORITY INTEREST (**)	30,452,309	23,360,506
41	NET INCOME (**)	31,512,793	23,384,631

(**)	INFORMATION OF THE PAST TWELVE MONTHS

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   MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- FROM JULY 01 TO SEPTEMBER 30, 2005 & 2004 -

(Thousand Pesos)

Final printing

---

REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
1	OPERATING REVENUES	41,125,168	100	37,824,731	100
2	COST OF SALES AND SERVICES	21,946,581	53	20,217,937	53
3	GROSS INCOME	19,178,587	47	17,606,794	47
4	OPERATING COST	6,808,546	17	6,133,795	16
5	OPERATING INCOME	12,370,041	30	11,472,999	30
6	COMPREHENSIVE FINANCING COST	1,602,124	4	(53,009)	(0)
7	INCOME AFTER COMPREHENSIVE FINANCING COST	10,767,917	26	11,526,008	30
8	OTHER FINANCIAL OPERATIONS	0	0	0	0
9	INCOME BEFORE INCOME TAX AND EMPLOYEE PROFIT SHARING	10,767,917	26	11,526,008	30
10	PROVISIONS FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	3,623,996	9	4,519,294	12
11	INCOME AFTER INCOME TAX AND EMPLOYEE PROFIT SHARING	7,143,921	17	7,006,714	19
12	EQUITY IN RESULTS OF SUBSIDIARIES AND AFFILIATES	(16,203)	0	(35,023)	0
13	INCOME FROM CONTINUOUS OPERATIONS	7,127,718	17	6,971,691	18
14	INCOME FROM DISCONTINUOUS OPERATIONS, NET	0	0	0	0
15	NET INCOME BEFORE EXTRAORDINARY ITEMS	7,127,718	17	6,971,691	18
16	EXTRAORDINARY ITEMS NET EXPENDITURES (REVENUES)	0	0	0	0
17	NET EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	NET INCOME	7,127,718	17	6,971,691	18
19	MINORITY INTEREST	299,307	1	24,125	0
20	MAJORITY INTEREST	6,828,411	17	6,947,566	18

---

    MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME, FOURTH QUARTER

- BREAKDOWN OF MAIN CONCEPTS -

(Thousand Pesos)

Final printing

---

REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
1	OPERATING REVENUES	41,125,168	100	37,824,731	100
21	DOMESTIC	30,275,570	74	31,056,110	82
22	FOREIGN	10,849,598	26	6,768,621	18
23	TRANSLATION INTO DOLLARS (***)	1,068,890	3	575,728	2

6	COMPREHENSIVE FINANCING COST	1,602,124	100	(53,009)	100
24	INTEREST EXPENSE	2,067,024	129	1,641,254	(3,096)
25	EXCHANGE LOSS	934,956	58	0	0
26	INTEREST INCOME	1,007,375	63	655,634	(1,237)
27	EXCHANGE GAIN	0	0	265,941	(502)
28	INCOME DUE TO MONETARY POSITION	(392,481)	(24)	(772,688)	1,458
42	RESTATEMENT OF UDI'S LOSS	0	0	0	0
43	RESTATEMENT OF UDI'S PROFIT	0	0	0	0

8	OTHER FINANCIAL OPERATIONS	0	100	0	100
29	OTHER INCOME AND EXPENSES, NET	0	0	0	0
30	LOSS (PROFIT) ON SALE OF OWN SHARES	0	0	0	0
31	LOSS (PROFIT) ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0

10	PROVISION FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	3,623,996	100	4,519,294	100
32	INCOME TAX	3,926,607	108	4,065,570	90
33	DEFERRED INCOME TAX	(804,026)	(22)	(91,033)	(2)
34	EMPLOYEE PROFIT SHARING	501,415	14	544,757	12
35	DEFERRED EMPLOYEE PROFIT SHARING	0	0	0	0

(***)	THOUSANDS OF DOLLARS

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

- FROM JULY 01 TO SEPTEMBER 30, 2005 & 2004 -

(Thousand Pesos)

Final printing

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REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
1	NET INCOME	20,575,137	17,404,273
2	ADD (DEDUCT) ITEMS NOT REQUIRING THE USE OF RESOURCES	16,987,588	16,778,410
3	CASH FLOW FROM NET INCOME FOR THE YEAR	37,562,725	34,182,683
4	CASH FLOW FROM CHANGES IN WORKING CAPITAL	(2,112,371)	8,455,361
5	RESOURCES PROVIDED BY OPERATING ACTIVITIES	35,450,354	42,638,044
6	CASH FLOW FROM OUTSIDE FINANCING	1,551,631	1,522,054
7	CASH FLOW FROM OWN FINANCING	(17,862,111)	(10,695,380)
8	RESOURCES PROVIDED BY FINANCING ACTIVITIES	(16,310,480)	(9,173,326)
9	RESOURCES PROVIDED BY INVESTMENT ACTIVITIES	(12,604,109)	(24,346,915)
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	6,535,765	9,117,803
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	20,872,085	10,912,417
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	27,407,850	20,030,220

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

- BREAKDOWN OF MAIN CONCEPTS -

(Thousand Pesos)

Final printing

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REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
2	ADD (DEDUCT) ITEMS NOT REQUIRING THE USE OF RESOURCES	16,987,588	16,778,410
13	(+)DEPRECIATION AND AMORTIZATION FOR THE YEAR	18,846,808	17,223,362
14	+(-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+(-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+(-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+(-) OTHER ITEMS	0	0
40	(+) OHTER ITMES NOT CONSIDERED FOR EBITDA CALCULATION	(1,859,220)	(444,952)

4	CASH FLOW FROM CHANGES IN WORKING CAPITAL	(2,112,371)	8,455,361
18	+(-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	119,006	(1,319,099)
19	+(-) DECREASE (INCREASE) IN INVENTORIES	(323,327)	(39,120)
20	+(-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE AND OTHER ASSETS	3,019,859	5,560,419
21	+(-) INCREASE (DECREASE) IN SUPPLIERS ACCOUNT	0	0
22	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	(4,927,909)	4,253,161

6	CASH FLOW FROM OUTSIDE FINANCING	1,551,631	1,522,054
23	+ SHORT-TERM BANK FINANCING AND DEBT SECURITIES	21,835,484	33,004,200
24	+ LONG-TERM BANK FINANCING AND DEBT SECURITIES	211,166	378,046
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	1,104,259	0
27	(-) BANK FINANCING AMORTIZATION	(15,087,585)	(28,571,441)
28	(-) DEBT SECURITIES AMORTIZATION	(1,520,525)	(1,075,107)
29	(-) OTHER FINANCING AMORTIZATION	(4,991,168)	(2,213,644)

7	CASH FLOW FROM OWN FINANCING	(17,862,111)	(10,695,380)
30	+(-) INCREASE (DECREASE) IN CAPITAL STOCK	(956,081)	(315,870)
31	(-) DIVIDENS PAID	(6,358,688)	(6,242,105)
32	+ PREMIUM ON SALE OF SHARES	0	6,871,025
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	(10,547,342)	(11,008,430)

9	RESOURCES PROVIDED BY INVESTMENT ACTIVITIES	(12,604,109)	(24,346,915)
34	+(-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF PERMANENT NATURE	(3,415,255)	(9,630,935)
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(14,673,138)	(10,175,304)
36	(-) INCREASE IN CONSTRUCTIONS IN PROCESS	0	(791,803)
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+(-) OTHER ITEMS	5,484,284	(3,748,873)

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

FI-01

RATIOS

- CONSOLIDATED INFORMATION -

(Thousand Pesos)

Final printing

---

REF P	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS
		FINANCIAL YEAR		FINANCIAL YEAR
	YIELD
1	NET INCOME TO OPERATING REVENUES	16.91%		17.28%
2	NET INCOME TO STOCKHOLDERS' EQUITY (**)	29.67%		26.08%
3	NET INCOME TO TOTAL ASSETS ( **)	12.27%		9.11%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	22.71%		25.95%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	5.37%		8.79%
	ACTIVITY
6	OPERATING REVENUES TO TOTAL ASSETS (**)	0.64	times	0.52	times
7	OPERATING REVENUES TO FIXED ASSETS (**)	1.09	times	0.88	times
8	INVENTORIES ROTATION (**)	77.57	times	47.86	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	48	days	57	days
10	INTEREST PAID TO TOTAL LIABILITIES WITH COST (**)	8.37%		6.40%
	LEVERAGE
11	TOTAL LIABILITIES TO TOTAL ASSETS	55.25%		61.65%
12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	1.23	times	1.61	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	59.35%		52.17%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	50.43%		52.53%
15	OPERATING INCOME TO INTEREST EXPENSE	6.15	times	6.96	times
16	OPERATING REVENUES TO TOTAL LIABILITIES (**)	1.15	times	0.84	times
	LIQUIDITY
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.29	times	1.18	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.27	times	1.16	times
19	CURRENT ASSETS TO TOTAL LIABILITIES	0.44	times	0.41	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	56.70%		36.23%
	STATEMENT OF CHANGES IN FINANCIAL POSITION
21	CASH FLOW FROM NET INCOME TO OPERATING REVENUES	30.86%		33.94%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO OPERATING REVENUES	(1.74)%		8.39%
23	RESOURCES PROVIDED BY OPERATING ACTIVITIES TO INTEREST EXPENSES	6.12	times	9.31	times
24	OUTSIDE FINANCING TO RESOURCES PROVIDED BY FINANCING ACTIVITIES	(9.51)%		(16.59)%
25	OWN FINANCING TO RESOURCES PROVIDED BY FINANCING ACTIVITIES	109.51%		116.59%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO RESOURCES PROVIDED BY INVESTMENT ACTIVITIES	116.42%		41.79%

(**)	INFORMATION OF THE PAST TWELVE MONTHS

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

FI-02

DATA PER SHARE

- CONSOLIDATED INFORMATION -

(Thousand Pesos)

Final printing

---

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount		Amount
1	BASIC INCOME PER ORDINARY SHARE (**)	1.31		$0.97	$
2	BASIC INCOME PER PREFERENT SHARE (**)	0.00		$0.00	$
3	INCOME PER DILUTED SHARE (**)	0.00		$0.00	$
4	INCOME FROM CONTINUOUS OPERATIONS PER ORDINARY SHARE (**)	1.31		$0.97	$
5	EFFECT OF DISCONTINUOUS OPERATIONS ON INCOME FROM CONTINUOS OPERATIONS PER ORDINARY SHARE (**)	0.00		$0.00	$
6	EFFECT OF EXTRAORDINARY INCOME ON INCOME FROM CONTINOUS OPERATIONS PER ORDINARY SHARE (**)	0.00		$0.00	$
7	EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES ON INCOME FROM CONTINOUS OPERATIONS PER ORDINARY SHARE (**)	0.00		$0.00	$
8	CARRYING VALUE PER SHARE	4.55		$3.75	$
9	ACUMULATED CASH DIVIDEND PER SHARE	0.28		$0.26	$
10	SHARE DIVIDENDS PER SHARE	0.00	shares	0.00	shares
11	MARKET PRICE TO CARRYING VALUE	2.52	times	2.54	times
12	MARKET PRICE TO BASIC INCOME PER ORDINARY SHARE (**)	8.75	times	9.82	times
13	MARKET PRICE TO BASIC INCOME PER PREFERENT SHARE (**)	0.00	times	0.00	times

(**)	INFORMATION OF THE PAST TWELVE MONTHS

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 1

CHIEF EXECUTIVE OFFICER REPORT

Consolidated

Final printing

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THIRD QUARTER 2005

Consolidated Relevant Figures

The third quarter 2005 analysis presented here includes the results of the subsidiaries in Latin America, including Embratel. Results for the third quarter of 2004 recognize the assets acquired from AT&T Latin America and Embratel since August.

  In the third quarter of 2005 compared with the same period of 2004, broadband services volume increased 98.3%, line equivalents for data 26.5% and lines in service 7.8%. Domestic long distance traffic increased 5.9%. Outgoing international distance traffic increased 7.4% and local traffic increased 0.6%.
  Growth in volumes notwithstanding, revenues in Mexico did not increase due to the reduction of rates in real terms. Nevertheless, the EBITDA margin was similar to the level of a year ago and the operating margin increased 1 percentage point.
  All of the Latin American operations had positive operating income. At Embratel, total revenues increased 5.5%, generating an EBITDA margin of 25.1% and an operating margin of 10.9% compared with the year-earlier 13.6% and (2.4)%, respectively. The rest of the Latin American operations together increased revenues in 17.3% and produced EBITDA and operating margins of 23.9% and 11.4%, respectively, compared with 21.5% and (2.8)% in the same period of the previous year.
  For the nine months, consolidated investment in the expansion and modernization of the telecommunications platform was 1.331 billion dollars. Of that total, 65.1% was invested in Mexico, 28.9% in Embratel and 6% in the rest of the companies in Latin America.
  The company's consolidated net debt (4) increased the equivalent of approximately 404 million dollars, totaling 5.960 billion dollars.
  Earnings per share in the quarter were 0.30 pesos and 0.56 dollars per ADR, an annual increase of 3.4% and 14.3%, respectively.

(4) Net debt defined as short-term liabilities plus long-term debt, less cash and equivalents.

Highlights

Incorporation of TELMEX do Brasil and Participation in Net into Embratel: On September 30, Embratel's board of directors approved the acquisition of 100% of TELMEX do Brasil Ltda. and 37.1% of Net Serviços de Comunicaçao S.A. capital stock. On October 24, 2005 the transaction was approved at Embratel's Shareholders Meeting. Embratel will settle this acquisition through the issuance of common shares and TELMEX's participation in this company will increase from 63.4% to 72.3% of the total capital.

Syndicated Bank Loan: On October 20, 2005, TELMEX signed an agreement to restructure the syndicated bank loan issued on July 15, 2004 for 2.425 billion dollars to improve the credit conditions and increase the total amount to 2.5 billion dollars in two tranches, the first one for 1.5 billion dollars due in four years and the second one for 1 billion dollars due in six years.

Consolidated Income Statements

The third quarter 2005 analysis presented here includes the results of the subsidiaries in Latin America, including Embratel. Results for the third quarter of 2004 recognize the assets acquired from AT&T Latin America and Embratel since August.

Revenues: In the third quarter, revenues from Teléfonos de México and its subsidiaries in Mexico and Latin America rose to 41,125 million pesos, an increase of 8.7% compared with the same period of 2004, which included Embratel's revenues in August and September. Of total consolidated revenues, voice revenues represented 77.9% and data transmission revenues represented 18.2%. For the nine months, consolidated revenues totaled 121,706 million pesos, an increase of 20.8% compared with the same period of last year.

Costs and expenses: Costs and expenses in the third quarter totaled 28,755 million pesos, 9.1% higher than the same period of the previous year, which included two months of results at Embratel. For the nine months, costs and expenses increased 25% totaling 86,088 million pesos.

EBITDA and operating income: EBITDA (1) rose to 18,463 million pesos in the third quarter, 4.5% higher than the same period of 2004, producing an EBITDA margin of 44.9%. Operating income totaled 12,370 million pesos, an increase of 7.8% compared with the previous year, and the margin was 30.1% in the quarter. For the nine months, EBITDA (1) and operating income were 54,465 and 35,618 million pesos, producing margins of 44.8% and 29.3%, respectively.

Comprehensive financing cost: Comprehensive financing cost was 1,602 million pesos in the quarter. This result was mainly due to hedges that resulted in a charge of 935 million pesos, to net interest from interest rate swaps and paid interest totaling 1,059 million pesos, and to a gain of 392 million pesos in the monetary position due to a lower inflation rate. For the nine months, comprehensive financing cost was 3,297 million pesos.

Majority net income: Majority net income totaled 6,828 million pesos in the third quarter, 1.7% lower than the same period of the previous year mainly due to higher comprehensive financing cost. Earnings per share for the third quarter, based on the number of shares outstanding at period end, were 0.30 pesos compared with 0.29 pesos per share in the same period a year ago, and earnings per ADR were 0.56 dollars compared with 0.49 dollars per ADR in last year's third quarter.

Investments: During the nine months, consolidated investments totaled 1.331 billion dollars. In Mexico, 866 million dollars were invested, of which 46.4% was used to develop and expand the platform for new generation services and services for access to the public data network, 46.8% for the expansion and maintenance of the telephone plant and 6.8% for social telephony. In Embratel, investments totaled 385 million dollars, of which 25% were used for access infrastructure and local services, 22.6% in data and Internet services, 4.2% in network infrastructure, 30.3% in new satellites to replace the equipment scheduled to be removed from service in 2006 and 2007 and 17.9% on other items. In the rest of the operations in Latin America, 80 million dollars were used for the expansion of the infrastructure of the various companies.

Repurchase of shares

During the quarter, the company used 4,309 million pesos to repurchase 411,694,480 of its own shares. For comparison purposes, it is important to consider the 2 for 1 stock split that was carried out on May 25, 2005.

Debt: Total debt rose to the equivalent of 8.491 billion dollars compared with 7.751 billion dollars at September 30, 2004. The increase of 740 million dollars or 9.6% primarily relates to the placement of bonds for 1.750 billion dollars, the repurchase of 337 million dollars of the 1.5 billion dollars bond due 2006 and prepayments of approximately 700 million dollars of Embratel's debt. Of total debt, 17.6% is short-term, 90.8% is in foreign currency (15.6% considering hedges) and 52.4% carries a fixed rate (69.7% considering swaps). At September 30, TELMEX carried out interest rate swaps for 15,900 million pesos, producing a new fixed rate of 9%, and currency hedges for 6.388 billion dollars, of which 94% is related to hedges of pesos to dollars and the rest to hedges of reais to dollars. At September 30, 2005, the company's consolidated net debt (4) increased the equivalent of 404 million dollars to a total of 5.960 billion dollars.

Mexico Operating Results

We continue to adapt our commercial strategy for each market segment by integrating offerings that include packages of local calls, preferred domestic and international long distance rates and services related to broadband connectivity. Recently introduced packages with these features include Línea Negocio and Paquete TELMEX.

Lines in service

From July to September, net line gain was 284 thousand lines, as a result of 458 thousand connections and 174 thousand disconnections. At September 30, TELMEX had 18 million 135 thousand lines in service, an annual increase of 7.8%. For the nine months, 963 thousand lines were added, reflecting 1 million 444 thousand connections and 481 thousand disconnections.

Local traffic

During the quarter, 6,778 million local calls were made, an increase of 0.6% compared with the same period of the previous year. For the nine months, local calls totaled 20,042 million, 0.8% lower than the same period of last year, primarily due to higher wireless and Internet competition.

Long distance traffic

In the third quarter, domestic long distance (DLD) traffic totaled 4,577 million minutes, 5.9% higher than the same period of 2004. For the nine months, DLD traffic rose to 13,375 million minutes, an increase of 6.9%. International long distance (ILD) outgoing minutes increased 7.4%, totaling 461 million minutes. Incoming ILD minutes totaled 1,354 million minutes, 7.1% higher than the same period of 2004. The incoming-outgoing ratio was 2.9 in the third quarter. For the nine months, ILD outgoing minutes totaled 1,342 million minutes and ILD incoming minutes were 3,778 million minutes, an increase of 6.3% and 11%, respectively.

Interconnection

Interconnection traffic totaled 8,804 million minutes during the quarter, 12.6% more than in the same period of the previous year. Traffic originated by the cellular system and terminated on TELMEX's network increased 19.4%. Interconnection traffic generated by local and long distance operators increased 14.4% and calling party pays interconnection traffic increased 2.3%.

Corporate networks

The corporate market of data transmission added 70 thousand 64 Kbps billed line equivalents during the third quarter. At September 30, TELMEX had 1 million 738 thousand billed line equivalents, 26.5% more than the same period of 2004. Port equivalents related to the corporate networks market totaled 567 thousand units, an annual increase of 92%. In the quarter, 84 thousand services were added.

Internet

At September 30, there were more than 2 million Internet access accounts, an annual increase of 26.2%. During the quarter, 98 thousand accounts were added and in the nine months, 284 thousand. ADSL accounts totaled 904 thousand at the end of September, an annual increase of 98.3%. Contributing to that total, 132 thousand Infinitum (ADSL) accounts were added in the third quarter and 344 thousand in the nine months.

Mexico Financial Results

Revenues: In the third quarter, total revenues from operations in Mexico totaled 30,973 million pesos, 3.2% lower than the same period of the previous year. For the nine months, the company's revenues decreased 2.8% totaling 91,462 million pesos.

  Local: Local revenues decreased 4% due to the decrease of local billed traffic and local rates in real terms. For the nine months, these revenues decreased 4.2%.

  DLD: Revenues decreased 0.1% as the 5.9 percent increase in traffic did not offset the rate reduction in real terms. For the nine months, the decrease was 2%.

  ILD: Revenues decreased 6.2% compared with last year's third quarter and for the nine months, they decreased 3.7%. ILD billed traffic totaled 1,664 million pesos in the quarter, 2% lower than the same period of 2004. International settlement revenues totaled 786 million pesos, a decrease of 14% compared with the same quarter of the previous year. In both cases, revenues declined because incoming and outgoing traffic did not offset the rate reduction per minute in real terms. For the nine months, revenues from billed traffic and international settlement decreased 1.9%, and 7%, respectively, compared with the same period of last year.

  Interconnection: In the third quarter, interconnection revenues decreased 12.2% due to the decrease of the calling party pays rate and because the long distance operators interconnection rate in pesos has decreased 12.2%. For the nine months, total interconnection revenues decreased 8.8%.

  Corporate networks: Revenues from services related to data transmission through private and managed networks increased 4.5% due to the increase in line equivalents in operation and port equivalents access, notwithstanding the decrease in rates in real terms. For the nine months, these revenues increased 3.7%.

  Internet: Revenues from services related to the Internet platform rose 18% due to the increase in the number of Infinitum (ADSL) customers. These revenues continue to deliver the highest growth rate. For the nine months, Internet revenues increased 17.3%.

Costs and expenses: In the third quarter, costs and expenses from the operations in Mexico totaled 19,560 million pesos, a decrease of 4.7% compared with the same period of 2004. This decrease was due to lower commercial, administrative and general expenses, lower interconnection costs related to the reduction of the calling party pays rate, and lower depreciation and amortization.

  Cost of sales and services: Cost of sales and services increased 1.5% mainly due to the increase in the cost of network maintenance, partially offset by the change in the accounting policy for PC costs related to Internet services that took effect in January 2005, as well as lower charges in pensions and seniority premiums, travel expenses, costs of directories and settlement cost.

  Commercial, administrative and general: Commercial, administrative and general expenses decreased 1.4% in the quarter due to reductions in advertising expenses, lower charges in pensions and seniority premiums and other administrative costs.

  Transport and interconnection: Transport and interconnection costs decreased 13.4% due to the reduction of the calling party pays rate, the main component of this item.

  Depreciation and amortization: Depreciation and amortization decreased 10.9% due to a lower level of assets to be depreciated and to the impact of the exchange rate.

EBITDA and operating income: EBITDA (1) totaled 15,993 million pesos in the third quarter. The EBITDA margin was 51.6%; an increase of 0.3 percentage points compared with last year's third quarter. Operating income totaled 11,413 million pesos and the operating margin was 36.8% in the quarter, an increase of one percentage point compared with the same period of the previous year.

For the nine months, EBITDA (1) totaled 47,216 million pesos, producing a margin of 51.6%. The operating margin for the nine months was 36%, reflecting operating income of 32,967 million pesos.

Investments: In Mexico total investments were 866 million dollars, of which 46.4% was used for the development and expansion of new generation services platforms and services related to transport and access the public data network. Additionally, 46.8% was invested in expansion and maintenance of the telephone plant and 6.8% in social telephony.

Debt: Debt rose to the equivalent of 7.907 billion dollars. Of the debt, 17.3% is short-term, 90.8% is in foreign currency (14.8% considering hedges), and 51.8% carries a fixed rate (70.3% considering interest rate swaps).

Net indebtedness (4) in Mexico increased 23% to 5.695 billion dollars, related to new debt of 1.750 billion dollars offset by the repurchase of 337 million dollars of Senior Notes due January 2006.

Latin America Financial Results

The financial information presented here is calculated in the currency of the country in which each Latin America subsidiary operates, according to that country's generally accepted accounting principles, and is based on continuing operations.

Brazil

Revenues from the operations in Brazil during the third quarter totaled 1,907 million reais, 5.3% higher than the same period of 2004. The increase in revenues was mainly due to the domestic long distance business. Data services represented 24.8% of total revenues and increased 5%. Costs and expenses in the quarter totaled 1,690 million reais, 9% lower than in 2004. Costs of sales and services increased 3.2% and totaled 189 million reais. Transport and interconnection costs decreased 1.4% and represented 48.8% of total costs and expenses. Commercial, administrative and general expenses decreased 23.5% in the quarter. Operating income in the quarter rose to 217 million reais compared with a loss of 45 million reais in 2004. The operating margin was 11.4%. EBITDA (1) totaled 481 million reais, producing a margin of 25.2%, compared with EBITDA (1) of 253 million reais and a margin of 14% in 2004.

Chile

Revenues from the operations in Chile during the third quarter totaled 16,083 million Chilean pesos, 5.5% higher than the previous year. The corporate networks and Internet businesses represented 31.6% of total revenues and increased 4.1% mainly due to the increase of 21.8% in revenues from corporate networks. The voice business, representing 63.6% of total revenues, benefited from higher traffic levels and local rates. Costs and expenses were 15,004 million Chilean pesos in the quarter, 1.3% lower than in 2004. Transport and interconnection decreased 5.6%, and commercial, administrative and general expenses increased 7.8%. Operating income totaled 1,079 million Chilean pesos compared with operating income of 35 million Chilean pesos in the same period of 2004. The operating margin for the quarter was 6.7% compared with 0.2% in the same period of 2004. EBITDA (1) totaled 3,658 million Chilean pesos compared with 2,558 million Chilean pesos in 2004, producing EBITDA margins of 22.7% and 16.8%, respectively.

Argentina

Revenues from the operations in Argentina during the third quarter totaled 82 million Argentinean pesos, 37.4% higher than in 2004. The corporate networks and Internet businesses, which represented 48.4% of total revenues, increased 58.8% due to the addition of several corporate customers as well as monitoring regional managed networks of the TELMEX Group. The voice business, which produced 51.1% of total revenues, increased 21.1% due to higher interconnection revenues. Operating costs and expenses increased 24.4% and totaled 80 million Argentinean pesos in the quarter. Transport and interconnection cost had the highest rate of increase, at 24.8%, and represented 47.5% of total costs and expenses. In the quarter, operating income totaled 2 million Argentinean pesos compared with an operating loss of 4 million Argentinean pesos in last year's third quarter. The operating margin was 2.9%. EBITDA (1) totaled 11 million Argentinean pesos, compared with 7 million Argentinean pesos in the same period of 2004.

Colombia

Revenues from these operations during the third quarter totaled 30,333 million Colombian pesos, 51.4% higher than in 2004. Most of the revenues in Colombia are comprised of services related to data transmission; therefore the increase in revenues was due to the higher number of line equivalents for data transmission. Costs and expenses increased 25.2%. Among total costs and expenses, 32.8% related to transport and interconnection and reflected an increase of 68.4%. Commercial, administrative and general expenses increased 31% and represented 20% of total costs and expenses. Depreciation in the quarter decreased 14.5%. Operating income for the quarter totaled 6,245 million Colombian pesos compared with operating income of 802 million Colombian pesos in the same period of last year. The operating margin was 20.6% compared with the year-earlier 4%. EBITDA (1) totaled 11,885 million Colombian pesos in the quarter and produced a margin of 39.2%, compared with EBITDA (1) of 7,399 million Colombian pesos and a margin of 36.9% in the same period of 2004.

Peru

Revenues from operations in Peru during the third quarter totaled 46 million New Soles, 19.4% higher than the previous year. The voice business, which represented 65.3% of total revenues, increased 26.5% due to growth in local telephone traffic, mainly from the increase in digital trunks serving the corporate market, as well as interconnection traffic growth. Costs and expenses in the quarter increased 11.8% due to the increase of 30.7% in transport and interconnection costs, which represented 43.1% of total costs and expenses. Depreciation increased 9.4% due to the restatement in the value of the fixed assets that was carried out in the fourth quarter of 2004. These items were partially offset by cost control initiatives that produced an 11.2% decrease in commercial, administrative and general expenses and by a 6.7% increase in cost of sales and services. Operating income for the quarter totaled 0.6 million New Soles compared with an operating loss of 2 million New Soles in the same period of last year. The operating margin for the quarter was 1.4% compared with an operating loss in the same period of 2004. EBITDA (1) rose to 12 million New Soles compared with EBITDA (1) of 8 million New Soles, producing margins of 26.6% and 21.9%, respectively, in the third quarters of 2005 and 2004.

Mexico Local and Long Distance Accounting Separation

Based on Condition 7-5 of the Amendments of the Concession Title of Teléfonos de México, the commitment to present the accounting of the local and long distance services is presented below for the third quarter of 2005 and 2004.

Mexico Local Service Business
Income Statements
[ millions of Mexican constant pesos as of September 2005 ]
					%		9 months		9 months	%
		3Q 2005		3Q 2004	Inc.		2005		2005	Inc.
Revenues
Access, rent and measured service	Ps.	13,783	Ps.	14,402	(4.3)	Ps.	41,249	Ps.	43,069	(4.2)
Recovery of LADA
special projects		-		564	NA		-		1,748	NA
LADA interconnection		1,050		1,068	(1.7)		3,118		3,308	(5.7)
Interconnection with operators		335		434	(22.8)		1,161		1,104	5.2
Interconnection with cellular		3,952		4,466	(11.5)		11,855		13,206	(10.2)
Other		1,992		2,109	(5.5)		6,276		6,791	(7.6)
Total		21,112		23,043	(8.4)		63,659		69,226	(8.0)

Costs and expenses
Cost of sales and services		5,637		5,227	7.8		16,188		15,665	3.3
Commercial, administrative and general		3,735		3,848	(2.9)		11,332		11,715	(3.3)
Interconnection		2,869		3,347	(14.3)		8,834		9,951	(11.2)
Depreciation and amortization		3,101		3,432	(9.6)		9,450		10,671	(11.4)
Total		15,342		15,854	(3.2)		45,804		48,002	(4.6)

Operating income	Ps.	5,770	Ps.	7,189	(19.7)	Ps.	17,855	Ps.	21,224	(15.9)

EBITDA (1)	Ps.	8,871	Ps.	10,621	(16.5)	Ps.	27,305	Ps.	31,895	(14.4)

EBITDA margin (%)		42.0		46.1	(4.1)		42.9		46.1	(3.2)
Operating margin (%)		27.3		31.2	(3.9)		28.0		30.7	(2.7)

Mexico Long Distance Service Business
Income Statements
[ millions of Mexican constant pesos as of September 2005 ]
					%		9 months		9 months	%
		3Q 2005		3Q 2004	Inc.		2005		2005	Inc.
Revenues
Domestic long distance	Ps.	4,202	Ps.	4,202	0.0	Ps.	12,335	Ps.	12,552	(1.7)
International long distance		2,137		2,321	(7.9)		6,361		6,696	(5.0)
Total		6,339		6,523	(2.8)		18,696		19,248	(2.9)

Costs and expenses
Cost of sales and services		1,304		1,505	(13.4)		4,016		4,450	(9.8)
Commercial, administrative and general		1,228		1,076	14.1		3,753		3,598	4.3
Interconnection to the local network		925		950	(2.6)		2,748		2,985	(7.9)
Cost of LADA special projects		-		497	NA		-		1,562	NA
Depreciation and amortization		647		712	(9.1)		1,924		2,220	(13.3)
Total		4,104		4,740	(13.4)		12,441		14,815	(16.0)

Operating income	Ps.	2,235	Ps.	1,783	25.4	Ps.	6,255	Ps.	4,433	41.1

EBITDA (1)	Ps.	2,882	Ps.	2,495	15.5	Ps.	8,179	Ps.	6,653	22.9

EBITDA margin (%)		45.5		38.2	7.3		43.7		34.6	9.1
Operating margin (%)		35.3		27.3	8.0		33.5		23.0	10.5

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Thousand Pesos)

Consolidated

Final printing

---

S 12 PLANT, PROPERTY AND EQUIPMENT (NET)

Following, is provided the breakdown for the fixed assets included for the third quarter of 2005 by the specific index method and the NCPI ("Mexican National Consumer Price Index"), starting with the appraised values at December 31, 1996 (NCPI 5th. Document).

CONCEPT	INDEX	NCPI 5th. DOCUMENT

Investment	Ps. 426,123,671	Ps. 482,226,072
Accumulated Depreciation	(283,788,450)	(332,869,783)
Construction in process and advances to equipment suppliers	8,250,887	8,410,891

Total	150,586,108	157,767,180

Results	18,154,847	20,182,839

S 18 DEFERRED ASSETS

At September 30, 2005, deferred assets rose to Ps. 17,579,104 that is comprised mainly by Ps. 551,817, that correspond to the acquisition of concessions to operate radio spectrum frequency bands to provide fixed wireless telephony service in Mexico, that will be amortized in 20 years; Ps. 2,977,888 for deferred assets of Latin America, that are being amortized in periods from 5 to 29 years; Ps. 7,258,081 that corresponds to goodwill that is caused by the share acquisitions of the foreign subsidiaries Embrapar, Data Argentina, Metrored, Chilesat and the foreign affiliated Net and Ps. 5,853,697 for receivable deferred income tax D-4 of foreign subsidiaries.

S 19 OTHER ASSETS

This item rose to $ 25,486,842 and $ 27,862,281 at September 30, 2005 and 2004, respectively, and is comprised by the following concepts:

	2005	2004
Inventories	Ps. 2,495,926	Ps. 2,218,045
Projected net Asset D-3	22,990,916	25,644,236

INVENTORIES

They are used for the operation of the telephone plant and are valued by the average cost method and are updated based on the specific index method, without exceeding their market value.

PROJECTED NET ASSET (D-3):

At September 30, 2005 and 2004, the market value of the established pensions and seniority premium fund was greater than the Accumulated Benefit Obligation (ABO) in Mexico, accordingly with Bulletin D-3 "Labor Obligations" issued by the Mexican Institute of Public Accountants, it is not recognized neither any additional liability nor the related intangible asset and effect of labor obligations on stockholders' equity. As a result of the foregoing, the balance sheet presents a projected net asset.

S 23 AND S 28 BANK LOANS

In this item, supplier's credits are included in bank credits. The supplier's credits are reclassified to bank loans because in this document, sific/ics, long-term opening to supplier's does not exist.

On October 20, 2005, TELMEX signed an agreement to restructure the syndicated bank loan issued on July 15, 2004 for 2.425 billion dollars to improve the credit conditions and increase the total amount to 2.5 billion dollars in two tranches, the first one for 1.5 billion dollars due in four years and the second one for 1 billion dollars due in six years.

S 24 AND S 29 STOCK MARKET LOANS

During 2001, TELMEX issued senior notes for U.S.$1,500 million, maturing in 2006 and bearing 8.25% annual interest payable semi-annually. From January to September, 2005, TELMEX repurchased in the market a portion of these senior notes in the amount of U.S. $337.4 million (nominal value). The difference between the repurchase price and the nominal value of the bonds is U.S.$ 14.7 million.

On November 19, 2003 TELMEX issued a bond for U.S. $1,000 million due 2008, with an annual interest of 4.5%. Interest will be paid every six months.

On January 27, 2005 TELMEX placed senior notes in aggregate principal amount of U.S.$1.3 billion in two issuances of U.S.$650 million each, the first one maturing in 2010 and bearing interest at 4.75% and the second one maturing in 2015 and bearing interest at 5.50%. Interest will be paid every six months. On February 22, 2005 there was a reopening of this transaction and the amounts of such issuances increased to U.S. $950 and U.S. $800 million, respectively.

S 26 OTHER CURRENT LIABILITIES

At September 30, 2005 and 2004, this item rose to Ps. 29,368,985 and Ps. 37,564,351 respectively and is comprised by the following concepts:

	2005	2004
Accounts payable	Ps. 16,705,449	Ps 19,895,770
Accrued liabilities	9,696,839	14,410,641
Deferred credits	2,966,697	3,257,940

Short-term deferred credits consist of not accrued accounts receivable and advanced payments from customers and others.

S 29 STOCK MARKET LOANS (LONG-TERM)

At September 30, 2005 and 2004, this item rose to $ 36,436,125 and $ 36,401,592, respectively and is comprised by the following:

	2005	2004
Domestic Senior Notes	Ps 6,600,000	Ps. 6,839,580
Bonds	29,836,125	29,562,012

S 31 DEFERRED CREDITS

At September 30, 2005 and 2004, this item rose to Ps. 15,651,414 and Ps. 21,421,646, respectively and corresponds to deferred taxes in Mexico, based on the requirements of Bulletin D-4, issued by the Mexican Institute of Public Accountants.

S 32 OTHER LIABILITIES

At September 30, 2005 and 2004, this item rose to Ps. 1,989,440 and Ps. 1,609,246, respectively, that corresponds to Embratel, and represents the liability for pensions and seniority premiums based on the requirements of Bulletin D-3 "Labor Obligations".

S 42 RETAINED EARNINGS AND CAPITAL RESERVES

At September 30, 2005 and 2004, this item rose to Ps. 102,048,135 and Ps. 90,614,196, respectively and is comprised by the following concepts:

	2005	2004
Legal reserve	Ps. 18,935,279	Ps. 17,929,879
Unappropriated earnings of prior years	83,112,856	72,684,317

From January to September 2005, the Company acquired 1,083.9 million Series "L" shares for Ps 11,211,286 (historical cost of Ps. 11,120,786) and 4.4 million Series "A" shares for Ps. 46,020 (historical cost of Ps. 45,641).

From January to September 2004, the Company acquired 1,135.6 million Series "L" shares for Ps. 11,297,696 (historical cost of Ps. 10,731,588) and 2.7 million Series "A" shares for Ps. 26,694 (historical cost of Ps. 25,353).

For comparative purposes, there was applied retroactively a two-for-one stock split effect, as approved by the Extraordinary Shareholders Meeting as of April 28, 2005 and effective as of May 25, 2005, to the shares acquired in both years.

The Company's repurchased shares are applied to unappropiated retained earnings in the amount the corresponding shares purchased exceeded capital stock.

S 44 EXCESS (SHORTFALL) IN RESTATEMENT OF STOCKHOLDERS EQUITY

At September 30, 2005 and 2004, this item rose to Ps. (65,904,349) and Ps. (66,850,367), respectively and is comprised in the following manner:

	2005	2004
Accumulated monetary position loss	Ps. (13,839,081)	Ps. (13,839,081)
Result from holding non-monetary assets	(52,065,268)	(53,011,286)

S 73 PENSION FUND AND SENIORITY PREMIUMS

The Company grants pensions and seniority premiums that are established in defined pension plans that cover substantially all employees in Mexico.

Pension benefits are determined on the basis of compensation to employees in their final year employment, their seniority, and their age at the time of retirement.

The Company established an irrevocable trust fund to cover the payment of these obligations and has the policy of making annual contributions to such fund. These contributions are deductible for Mexican corporate income tax purposes. During the first nine months of the year, there has not been contributions to the trust fund.

The transition liability, past services and variations in assumptions are being amortized over a period of twelve years, that is the estimated average remaining working-life of the Company's employees.

COMPREHENSIVE INCOME

At September 30, 2005 and 2004 this item rose to Ps. 22,137,629 and Ps. 15,815,172, respectively by the application of Bulletin B-4 comprehensive income; and is comprised by the following:

	2005	2004
Net income for the period	Ps. 20,575,137	Ps. 17,404,273
Result from holding non-monetary assets, net of deferred taxes	(2,158,869)	531,102
Market value of Swaps effect, net of deferred taxes	238,202	0
Effect of instruments available for sale	1,124,985	(2,120,203)
Conversion effect	2,358,174	0

Comprehensive Income	22,137,629	15,815,172

NOTES TO CONSOLIDATED STATEMENTS OF INCOME

R 33 DEFERRED INCOME TAX

At September 30, 2005 and 2004, Telmex Group recognized a net income of Ps. (2,104,808) and Ps. (498,530), respectively, for the application of Bulletin D-4 "Accounting treatment of income tax, asset tax and employee profit sharing".

NOTES TO CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

C 39 OTHER ITEMS

Includes inventories for operation of the telephone plant, marketable securities and instruments available for sale, deferred assets, as well as decreases of fixed assets.

RATIOS

P 08 INVENTORY TURNOVER RATE-COST

The SIFI/ICS system automatically calculates the inventory turnover rate-cost by dividing the cost of sales and services (Ref. R 2) by the inventory of goods for sale (Ref. S 6), fact that affects the actual turnover.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 3

SHARE INVESTMENTS

Consolidated

Final printing

---

COMPANY NAME		MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP	TOTAL AMOUNT (Thousand Pesos)
					ACQUISITION COST	PRESENT VALUE
				%
SUBSIDIARIES
1	Consertel, S.A. de C.V.	Investments in all types of businesses	28,444,797,340	100.00	16,374,507	31,520,812
2	Cía. de Teléfonos y Bienes Raíces, S.A. de C.V.	Real estate acquisition & leasing	1,034,000,000	100.00	1,040,903	7,588,034
3	Alquiladora de Casas, S.A. de C.V.	Real estate acquisition & leasing	686,001,490	100.00	702,096	3,323,362
4	Construcciones y Canalizaciones, S.A. de C.V.	Construction & maint. of telephone network	28,369,000	100.00	28,636	544,383
5	Empresa de Limpieza Mexicana, S.A. de C.V.	Cleaning Service Company	50	100.00	49	61
6	Renta de Equipo, S.A. de C.V.	Equipment, vehicles & real estate leasing	769,595,000	100.00	769,645	896,211
7	Multicomunicación Integral, S.A. de C.V.	Trunking, installation & sales services	186,000,000	100.00	137,877	173,932
8	Teleconstructora, S.A. de C.V.	Construction & maint. of telephone network	19,400,000	100.00	19,397	123,147
9	Anuncios en Directorios, S.A. de C.V.	Sale of advertising space in yellow pages	1,081,750	100.00	1,240	71,729
10	Operadora Mercantil, S.A. de C.V.	Marketing services	50,000	100.00	54	1,438
11	Impulsora Mexicana de Telecomunicaciones, S.A.	Network projects	4,602,225	100.00	4,602	30,812
12	Fuerza y Clima, S.A de C.V.	Air conditioning installation & maint.	4,925,000	100.00	4,944	77,490
13	Teléfonos del Noroeste, S.A. de C.V.	Telecommunications services	110,000,000	100.00	75,279	939,131
14	Aerocomunicaciones, S.A. de C.V.	Aeronautic radiocom. mobile serv.	89,024,750	99.99	89,025	96,708
15	Tecmarketing, S.A. de C.V.	Telemarketing services	6,850,000	100.00	138,972	199,314
16	Comertel Argos, S.A. de C.V.	Personnel services	6,000	100.00	13	2,893
17	Telmex International, Inc.	Holding Company in the U S A.	6	100.00	239,279	287,962
18	Instituto Tecnológico de Teléfonos de México, A.C	Trainning & research services	1,000	100.00	1	4
19	Buscatel, S.A. de C.V.	Paging services	111,645	100.00	142,445	274,090
20	Consorcio Red Uno, S.A. de C.V.	Design & integrated telecom. Services	167,691,377	100.00	360,533	584,767
21	Uninet, S.A. de C.V.	Data transmission services	67,559,613	100.00	6,755,961	7,593,408
22	Aerofrisco, S.A. de C.V.	Air Taxi services	4,666,076,200	100.00	635,575	908,499
23	Grupo Técnico de Administración, S.A. de C.V.	Management, consulting & org. Services	61,952	100.00	62	73
24	Teninver, S.A. de C.V.	Managment of yellow pages	10,717,043	100.00	794,461	1,947,428
25	Latam Telecomunicaciones, L.L.C.	Telecommunications services	100	100.00	23,694,636	24,375,765
26	Telcoser, S.A. de C.V.	Investments in all types of businesses	5,474,494	100.00	24,874,498	25,488,939
27	Fintel Holdings, L.L.C.	Investments in all types of businesses	100	100.00	165	169
28	Servicios Administrativos Tecmarketing, S.A. de C.V.	Software development, sales & management	25,167,872	100.00	60,714	61,123
29	Financial Ventures, L.L.C.	Investments in all types of businesses	1,000	100.00	583,017	0
	Other Subsidiaries ( ) No. Subsidiaires ( )
	TOTAL INVESTMENT IN SUBSIDIARIES				77,528,586	107,111,684

	ASSOCIATES
1	Grupo Telvista, S.A. de C.V.	Telemarketing in Mexico and USA	450	45.00	510,138	346,380
2	Centro Histórico de la Ciudad de México, SA de CV	Real estate services	80,020,000	21.77	80,020	106,739
3	TM & MS, LLC	Internet portal (T1MSN)	1	50.00	29,621	29,167
4	Net Serviços de Comunicaçaoes, S.A.	Cable TV operator	1,421,139,598	37.11	3,515,536	381,358
5	Eidon Software, S.A. de C.V.	Software development	142,271,642	25.00	35,568	36,307
	Other Associates ( ) No. Associates ( )
	TOTAL INVESTMENT IN ASSOCIATES				4,170,883	899,951
	OTHER PERMANENT INVESTMENTS					6,758
	T O T A L					108,018,393

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 5

CREDITS BREAKDOWN

(Thousand Pesos)

Consolidated

Final printing

---

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated in Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of Pesos)						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of Pesos)
					Time Interval						Time Interval
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years or more	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years or more
BANKS
FOREIGN TRADE
AB SVENKS EXPORTKREDIT(1)	14/12/2005	5.23	0	0	0	0	0	0	0	0	3,216	0	0	0	0	0
BBV ARGENTARIA S.A. (1)	22/12/2007	4.98	0	0	0	0	0	0	0	0	87,263	87,264	174,528	87,263	0	0
BCO SANTANDER CH NY (1)	22/12/2009	4.43	0	0	0	0	0	0	0	0	15,328	15,328	30,657	18,829	3,992	1,476
BANK OF AMERICA (1)	14/04/2006	4.48	0	0	0	0	0	0	0	0	55,744	20,041	0	0	0	0
BARCLAYS BANK BRUSSELS(1)	31/12/2005	5.23	0	0	0	0	0	0	0	0	46,986	0	0	0	0	0
CITIBANK, N.A. (1)	15/07/2007	4.68	0	0	0	0	0	0	0	0	0	0	16,545,488	0	0	0
CITIBANK, N.A. (1)	15/07/2009	4.76	0	0	0	0	0	0	0	0	0	0	0	4,882,275	4,882,275	0
DEXIA BANK (1)	31/12/2014	5.23	0	0	0	0	0	0	0	0	134,237	134,237	268,473	230,504	192,533	340,606
EXPORT DEVELOPMENT C. (1)	22/04/2009	4.78	0	0	0	0	0	0	0	0	62,175	240,418	89,331	29,608	14,400	0
JAPAN BANK INT. COOP. (1)	10/10/2011	5.11	0	0	0	0	0	0	0	0	464,988	464,988	929,975	929,976	929,976	2,324,809
NATEXIS BANQUE (2)	31/03/2022	2.00	0	0	0	0	0	0	0	0	2,533	16,861	19,393	19,394	19,394	169,203
SOCIETE GENERALE PARIS (1)	14/05/2007	4.98	0	0	0	0	0	0	0	0	6,055	763	88	0	0	0
BBVA BANCOMER (1)	10/10/2006	5.13	0	0	30,929	94,178	31,861	0	0	0	0	0	0	0	0	0
BBVA BANCOMER (1)	10/10/2005	5.23	0	0	61,210	0	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER (3)	26/02/2007	9.48	0	800,000	0	0	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER (4)	21/05/2007	9.40	0	500,000	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX, S.A. (1)	26/06/2006	5.11	0	0	73,718	149,553	0	0	0	0	0	0	0	0	0	0
VARIAS INSTITUCIONES (1) Y (6)	30/06/2013	5.47	0	0	0	0	0	0	0	0	527,202	204,192	415,998	278,762	199,909	799,636
VARIAS INSTITUCIONES (2)	05/08/2027	7.96	0	0	0	0	0	0	0	0	170,928	403,208	655,944	2,192,214	161,343	334,062
TOTAL BANKS			0	1,300,000	165,857	243,731	31,861	0	0	0	1,576,655	1,587,300	19,129,875	8,668,825	6,403,822	3,969,792

STOCK EXCHANGE
PRIVATE PLACEMENTS
UNSECURED DEBT
8 1/4 SENIOR NOTES (2)	26/01/2006	8.25	0	0	0	0	0	0	0	0	0	12,613,422	0	0	0	0
4 1/2 SENIOR NOTES (2)	19/11/2008	4.50	0	0	0	0	0	0	0	0	0	0	0	0	10,849,500	0
5 1/2 SENIOR NOTES (2)	27/01/2015	5.50	0	0	0	0	0	0	0	0	0	0	0	0	0	8,679,600
4 3/4 SENIOR NOTES (2)	27/01/2010	4.75	0	0	0	0	0	0	0	0	0	0	0	0	0	10,307,025
CERT. BURSAT TLMX 02 (5)	09/02/2007	9.59	0	1,650,000	0	0	0	0	0	0	0	0	0	0	0	0
CERT. BURSAT TLMX 01, 02-3-4(2)	31/05/2012	11.05	0	1,700,000	0	0	0	0	0	0	0	0	0	0	0	0
CERT. BURSAT TLMX 01-2(5)	26/10/2007	9.69	0	3,250,000	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL STOCK EXCHANGE			0	6,600,000	0	0	0	0	0	0	0	12,613,422	0	0	10,849,500	18,986,625

OTHER CURRENT LIABILITIES AND OTHER CREDITS
OTHER CURRENT LIABILITIES AND OTHER CREDITS (S-26)			29,368,985	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL OTHER CURRENT LIABILITIES AND OTHER CREDITS			29,368,985	0	0	0	0	0	0	0	0	0	0	0	0	0

TOTAL			29,368,985	7,900,000	165,857	243,731	31,861	0	0	0	1,576,655	14,200,722	19,129,875	8,668,825	17,253,322	22,956,417

NOTES:

A.- Interest rates:

The credits breakown is presented with an integrated rate as follows:

  Libor plus margin
  Fixed Rate
  TIIE
  TIIE plus margin
  CETES plus margin
  Local rate plus margin

B.- The following rates were considered:

  Libor at 6 months in U S dollars is equivalent to 4.2306 at September 30, 2005
  TIIE at 28 days is equivalent to 9.4800 at September 30, 2005
  TIIE at 91 days is equivalent to 9.3200 at September 30, 2005
  CETES at 182 days is equivalent to 8.7900 at September 29, 2005

C.- The suppliers' Credits are reclasified to Bank Loans because in this document, SIFIC/ICS, Long-Term opening to Suppliers' does not exist.

D.- Liabilities in foreign currency were exchanged at the prevailing exchange rate at the end of the reporting period, which at September 30, 2005 were as follows:

CURRENCY	AMOUNT	E.R.
DOLLAR (U.S.)	7,653,537	10.8495
EURO (EUR)	50,773	13.1008

E.- There are other liabilities in foreign currency for an equivalent amount of P. 525,063 thousand pesos.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 6

FOREIGN EXCHANGE MONETARY POSITION

(Thousand Pesos)

Consolidated

Final printing

---

TRADE BALANCE	DOLLARS		OTHER CURRENCIES		TOTAL THOUSAND PESOS
	THOUSAND DOLLARS	THOUSAND PESOS	THOUSAND DOLLARS	THOUSAND PESOS
TOTAL ASSETS	681,540	7,394,364	1,309,969	14,212,512	21,606,876

LIABILITIES	7,818,454	84,826,314	1,153,600	12,515,979	97,342,293
SHORT-TERM LIABILITIES	1,625,572	17,636,641	1,075,198	11,665,358	29,301,999
LONG-TERM LIABILITIES	6,192,882	67,189,673	78,402	850,621	68,040,294
NET BALANCE	(7,136,914)	(77,431,950)	156,369	1,696,533	(75,735,417)

NOTES:

Assets and Liabilities in foreign currency were exchanged at the prevailing exchange rate at the end of the reporting period.

At the end of the quarter the exchange rates were as follows:
CURRENCY	E.R.
DOLLAR (U.S.)	10.8495
EURO	13.1008
CHILEAN PESO	0.0170
ARGENTINEAN PESO	3.0955
BRAZILIAN REAL	4.0660
PERUVIAN SOL	2.6964
COLOMBIAN PESO	0.0039

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 7

CALCULATION OF MONETARY POSITION

(Thousand Pesos)

Consolidated

Final printing

---

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (EFFECT) (ASSET) LIABILITIES

JANUARY	64,405,843	143,756,134	79,350,291	0.15	119,025
FEBRUARY	75,493,981	153,506,183	78,012,202	0.11	85,813
MARCH	81,304,637	156,380,922	75,076,285	0.46	345,351
APRIL	79,282,842	156,465,715	77,182,873	0.32	246,985
MAY	77,422,567	152,286,007	74,863,440	0.10	74,863
JUNE	70,160,029	143,129,438	72,969,409	(0.30)	(218,908)
JULY	67,213,101	141,224,114	74,011,013	0.36	266,440
AUGUST	66,943,392	139,373,492	72,430,100	0.21	152,103
SEPTEMBER	67,083,977	139,264,459	72,180,482	0.39	281,504
ACTUALIZATION :	0	0	0	0.00	9,475
CAPITALIZATION :	0	0	0	0.00	0
FOREIGN CORP. :	0	0	0	0.00	0
OTHER	0	0	0	0.00	(257,266)
TOTAL					1,105,385

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 8

BONDS AND/OR MEDIUM-TERM NOTES LISTED IN STOCK MARKET

Consolidated

Final printing

---

FINANCIAL COVENANTS UNDER ISSUANCE DEED AND/OR TITLE

DOES NOT APPLY

CURRENT SITUATION OF FINANCIAL COVENANTS

DOES NOT APPLY

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 9

PLANTS, - COMMERCIAL, DISTRUBUTION AND/OR SERVICE CENTERS -

Consolidated

Final printing

---

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	USAGE (%)

NOT AVAILABLE		0	0

NOTES:

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 10

RAW MATERIALS

Consolidated

Final printing

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DOMESTIC	MAIN SUPPLIERS	IMPORT	MAIN SUPPLIERS	DOM. SUBS.	PRODUCTION COST (%)

NOT AVAILABLE

NOTES :

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 11

DOMESTIC SALES - MAIN SERVICES -

(Thousand Pesos)

Consolidated

Final printing

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MAIN PRODUCTS	TOTAL PRODUCTION		NET SALES		MARKET (%)	MAIN
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	CUSTUMERS
LOCAL SERVICE				41,398,667
LONG DISTANCE SERVICE				17,853,616
INTERCONNECTION				13,094,969
CORPORATE NETWORKS				7,434,168
INTERNET				5,902,093
OTHERS				3,555,824
TOTAL				89,239,337

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 11b

FOREIGN SALES - MAIN SERVICES -

(Thousand Pesos)

Consolidated

Final printing

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MAIN PRODUCTS	TOTAL PRODUCTION		NET SALES		DESTINATION	MAIN
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	CUSTUMERS

NET SETTLEMENT				2,464,746
LOCAL SERVICE				1,987,248
LONG DISTANCE SERVICE				16,845,352
INTERCONNECTION				2,076,091
CORPORATE NETWORKS				6,484,131
INTERNET				2,205,167
OTHERS				403,535
TOTAL				32,466,270
NOTES:

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 13

PROJECT INFORMATION

(Thousand Pesos)

Consolidated

Final printing

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ITEM	Thousand Mexican Pesos
	3rd. Quarter 05 Jul-Sep	% of Advance	Amount used 2005	Budget 2005	% of Advance

DATA	677,059	19.4	1,914,650	3,495,940	54.8
INTERNAL PLANT	424,915	19.0	1,112,726	2,238,091	49.7
OUTSIDE PLANT	1,023,834	23.4	3,325,616	4,369,151	76.1
TRANSMISSION NETWORK	1,158,740	32.8	1,607,135	3,533,791	45.5
SYSTEMS	54,558	7.2	128,937	757,258	17.0
OTHERS	444,758	10.8	1,463,567	4,109,277	35.6

TOTAL INVESTMENT TELMEX MEXICO	3,783,864	20.4	9,552,631	18,503,508	51.6

LATINOAMERICA	1,959,930	26.7	5,120,507	7,351,843	69.6

TOTAL INVESTMENT	5,743,794	22.2	14,673,138	25,855,351	56.8

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 14

TRANSACTIONS IN FOREIGN CURRENCY AND EXCHANGE OF FINANCIAL STATEMENTS FROM FOREIGN OPERATIONS

Consolidated

Final printing

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Basis of translation of financial statements of foreign subsidiaries

The financial statements of the subsidiaries located abroad were translated into Mexican pesos in conformity with Mexican Accounting Principles Bulletin B-15, Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations, issued by the Mexican Institute of Public Accountants (MIPA), as follows:

The financial statements as reported by the subsidiaries abroad were adjusted to conform to accounting principles accepted in Mexico. Such conversion includes, among other areas, the recognition of the effects of inflation as required by Mexican Accounting Principles Bulletin B-10, Accounting Recognition of Effects of Inflation on Financial Information, issued by the MIPA, using restatement factors of each country.

All balance sheet amounts, except for stockholders' equity, were translated at the prevailing exchange rate at year-end; stockholders' equity accounts were translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated. The statement of income amounts were translated at the prevailing exchange rate at the end of the reporting period.

Translation differences are included in the caption Effect of translation of foreign entities and are included in stockholders' equity as part of the caption Other comprehensive income items.

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

INTEGRATION OF PAID CAPITAL STOCK

Consolidated

Final printing

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SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousand Pesos)
			FIXED PORTION	VARIABLE PORTION	MEXICAN	PUBLIC SUBSCRIPTION
							FIXED	VARIABLE
A	0.01250		485,208,686	0		485,208,686	6,065
AA	0.01250		8,126,834,552	0	8,126,834,552	0	101,585
L	0.01250		13,928,538,332	0		13,928,538,332	174,107
TOTAL	0.01250		22,540,581,570	0	8,126,834,552	14,413,747,018	281,757	0

TOTAL NUMBER OF SHARES REPRESENTING CAPITAL STOCK ON THE REPORTING DATE OF THE INFORMATION:
	22,540,581,570
SHARES PROPORTION BY:

CPO'S :
T.VINC.:
ADRS's :
GDRS's :
ADS's :
GDS's :

	REPURCHASE OF OWN SHARES

	SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE
			AT REPURCHASE		AT QUARTER

	A & L	1,088,322,740	10.2602		10.3781

NOTES:

Notes:

The theoretical nominal value of the outstanding shares is Ps. 0.0125, which consider the two-for one stock split effect, approved since May 25, 2005.

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

GENERAL INFORMATION

Consolidated

Final printing

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ISSUER GENERAL INFORMATION

COMPANY: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL: INTERNET PAGE:	TELEFONOS DE MEXICO, S.A. DE C.V. PARQUE VIA 198, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 12 12 www.telmex.com

ISSUER FISCAL INFORMATION

TAX PAYER FEDERAL ID: FISCAL ADDRESS: ZIP: CITY:	TME 840315KT6 PARQUE VIA 198, COL. CUAUHTEMOC 06599 MEXICO, D.F.

PAYMENT RESPONSIBLE

NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	C.P. EDUARDO ROSENDO GIRARD PARQUE VIA 198 - 5TH FLOOR OFFICE 501, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 53 95 52 50 80 54 erosendo@telmex.com

OFFICERS INFORMATION

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHAIRMAN OF THE BOARD CHAIRMAN OF THE BOARD LIC. CARLOS SLIM DOMIT CALVARIO NUM 100 COL. TLALPAN 14000 MEXICO, D.F. 53 25 98 01 55 73 31 77 slimc@sanborns.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHIEF EXECUTIVE OFFICER CHIEF EXECUTIVE OFFICER ING. JAIME CHICO PARDO PARQUE VIA 190 - 10TH. FLOOR OFFICE 1001, COL. CUAUHTEMOC 06599 MEXICO, D.F. 55 46 15 46 & 52 22 51 52 57 05 00 39

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

CHIEF FINANCIAL OFFICER

CHIEF FINANCIAL OFFICER

ING. ADOLFO CEREZO PEREZ

PARQUE VIA 190 - 10TH. FLOOR OFFICE 1016, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 57 80 & 52 22 51 44

52 55 15 76

acerezo@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

QUATERLY FINANCIAL INFORMATION RESPONSIBLE

SUBDIRECTOR OF FINANCE

C.P. EDUARDO ROSENDO GIRARD

PARQUE VIA 198 - 5TH. FLOOR OFFICE 501, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 53 95

52 50 80 54

erosendo@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

RESPONSIBLE FOR SENDING INFORMATION THROUGH EMISNET

SHAREHOLDER SERVICES MANAGER

LIC. MIGUEL ANGEL PINEDA CATALAN

PARQUE VIA 198 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 53 22

55 46 21 11

mpineda@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	LEGAL DIRECTOR LEGAL DIRECTOR LIC. SERGIO F. MEDINA NORIEGA PARQUE VIA 190 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 14 25 & 52 22 57 42 55 46 43 74 smedinan@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

SECRETARY OF BOARD OF DIRECTORS

SECRETARY OF BOARD OF DIRECTORS

LIC. SERGIO F. MEDINA NORIEGA

PARQUE VIA 190 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 14 25 & 52 22 57 42

55 46 43 74

smedinan@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

RESPONSIBLE OF PROVIDE INFORMATION TO INVESTORS

INVESTORS RELATIONS MANAGER

ING. RUY ECHAVARRIA AYUSO

PARQUE VIA 198 - 7TH. FLOOR OFFICE 701, COL. CUAUHTEMOC

06599

MEXICO, D.F.

57 03 39 90

55 45 55 50

rechavar@telmex.com & ri@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

RESPONSIBLE FOR SENDING FINANCIAL INFORMATION THROUGH EMISNET

SUBDIRECTOR OF FINANCE

C.P. EDUARDO ROSENDO GIRARD

PARQUE VIA 198 - 5TH. FLOOR OFFICE 501, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 53 95

52 50 80 54

erosendo@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

RESPONSIBLE FOR SENDING RELEVANT INFORMATION THROUGH EMISNET

INVESTORS RELATIONS MANAGER

ING. RUY ECHAVARRIA AYUSO

PARQUE VIA 198 - 7TH. FLOOR OFFICE 701, COL. CUAUHTEMOC

06599

MEXICO, D.F.

57 03 39 90

55 45 55 50

rechavar@telmex.com & ri@telmex.com

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

BOARD OF DIRECTORS

Consolidated

Final printing

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POSITION	NAME

HONORARY BOARD MEMBER	ING.	CARLOS	SLIM	HELU

CHAIRMAN OF THE BOARD	LIC.	CARLOS	SLIM	DOMIT

VICEPRESIDENT	ING.	JAIME	CHICO	PARDO
VICEPRESIDENT	C.P.	JUAN ANTONIO	PEREZ	SIMON

BOARD PROPIETORS	SR.	EMILIO	AZCARRAGA	JEAN
BOARD PROPIETORS	ING.	ANTONIO	COSIO	ARIÑO
BOARD PROPIETORS	SRA.	LAURA	DIEZ BARROSO	DE LAVIADA
BOARD PROPIETORS	MTRA.	AMPARO	ESPINOSA	RUGARCIA
BOARD PROPIETORS	ING.	ELMER	FRANCO	MACIAS
BOARD PROPIETORS	LIC.	ANGEL	LOSADA	MORENO
BOARD PROPIETORS	SR.	ROMULO	O FARRIL JR.
BOARD PROPIETORS	LIC.	FERNANDO	SENDEROS	MESTRE
BOARD PROPIETORS	LIC.	MARCO ANTONIO	SLIM	DOMIT
BOARD PROPIETORS	SR.	RAYFORD	WILKINS JR.
BOARD PROPIETORS	SR.	RICHARD	P.	RESNICK
BOARD PROPIETORS	SR.	ROBERT	L.	HENRICHS
BOARD PROPIETORS	C.P.	RAFAEL	KALACH	MIZRAHI
BOARD PROPIETORS	LIC.	RICARDO	MARTIN	BRINGAS

BOARD ALTERNATES	LIC.	PATRICK	SLIM	DOMIT
BOARD ALTERNATES	LIC.	ARTURO	ELIAS	AYUB
BOARD ALTERNATES	C.P.	JOSÉ HUMBERTO	GUTIERREZ-OLVERA	ZUBIZARRETA
BOARD ALTERNATES	LIC.	JORGE C.	ESTEVE	RECOLONS
BOARD ALTERNATES	ING.	ANTONIO	COSIO	PANDO
BOARD ALTERNATES	SR.	EDUARDO	TRICIO	HARO
BOARD ALTERNATES	SRA.	ANGELES	ESPINOSA	YGLESIAS
BOARD ALTERNATES	ING.	AGUSTIN	FRANCO	MACIAS
BOARD ALTERNATES	SR.	JAIME	ALVERDE	GOYA
BOARD ALTERNATES	C.P.	ANTONIO	DEL VALLE	RUIZ
BOARD ALTERNATES	LIC.	JOSE	KURI	HARFUSH
BOARD ALTERNATES	LIC.	FERNANDO	SOLANA	MORALES
BOARD ALTERNATES	LIC.	EDUARDO	VALDES	ACRA
BOARD ALTERNATES	LIC.	CARLOS	BERNAL	VEREA
BOARD ALTERNATES	LIC.	FEDERICO	LAFFAN	FANO
BOARD ALTERNATES	SR.	JORGE A.	CHAPA	SALAZAR
BOARD ALTERNATES	ING.	BERNARDO	QUINTANA	ISAAC
BOARD ALTERNATES	C.P.	FRANCISCO	MEDINA	CHAVEZ

STATUTORY AUDITOR	C.P.	ALBERTO	TIBURCIO	CELORIO

ALTERNATE STATUTORY AUDITOR	C.P.	FERNANDO	ESPINOSA	LOPEZ

SECRETARY OF BOARD OF DIRECTORS	LIC.	SERGIO	MEDINA	NORIEGA

ASISTANT SECRETARY	LIC.	RAFAEL	ROBLES	MIAJA

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

DECLARATION BY THE COMPANY'S OFFICERS THAT ARE RESPONSIBLE FOR THE INFORMATION

Consolidated

Final printing

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I (We) hereby swear, in the scope of my (our) functions, that I (we) prepared the financial information related with the Issuer's Quarter Report supplied herein, which, to my (our) knowledge, reasonably reflect the situation of the Issuer. I (We) also hereby swear that I (we) have no knowledge of any relevant information that has been omitted or falsely represented in this Quarter Report, or that such report contains information that could mislead the investors.

ING. ADOLFO CEREZO PEREZ	C.P. EDUARDO ROSENDO GIRARD
CHIEF FINANCIAL OFFICER	.SUBDIRECTOR OF FINANCE

MEXICO CITY, OCTOBER 26, 2005.

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